QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

Benchmark Electronics, Inc.

Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Earnings:	2002	2001	2000	1999	1998
Income (loss) before income taxes and extraordinary item	$54,966	(58,293)	28,430	20,276	26,890
Fixed charges	16,588	20,667	28,304	11,637	5,346

Income before income taxes, extraordinary item and fixed charges	71,554	(37,626)	56,734	31,913	32,236

Fixed Charges:
Amortization of debt issuance costs	1,628	1,640	1,609	570	122
Interest expense	11,385	15,358	22,787	9,696	4,393
Interest component of rental expense	3,575	3,669	3,908	1,371	831

Total fixed charges	$16,588	20,667	28,304	11,637	5,346

Earnings to fixed charges ratio	4.31x	—	2.00x	2.74x	6.03x
Deficiency	n/a	$58,293	n/a	n/a	n/a

QuickLinks

  EXHIBIT 12